Woodmen Financial Services, Inc.

Computation of Net Capital – Pursuant to Rule 15c3-1 (continued)

Notes

(A)   The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1.   Minimum dollar net capital requirement.

2.   6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

There were no material differences between the preceding computation included in the most recent unaudited Part IIA Focus filing as of December 31, 2015 and reconciliation filed on February 18, 2016.